FORM 6-K
                                    --------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                        REPORT OF FOREIGN PRIVATE ISSUER
                        --------------------------------
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                         For the month of December, 2001
                                          --------------

                          ROYAL CARIBBEAN CRUISES LTD.
                          ----------------------------

                    1050 Caribbean Way, Miami, Florida 33132
                    ----------------------------------------
                    (Address of principal executive offices)




     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                  Form 20-F           x             Form 40-F
                                    -----                          -----

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                  Yes                               No               x
                                    -----                          -----

     [If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

                   Royal Caribbean reaffirms its commitment to
                           P&O Princess Cruises merger


Miami - December 19, 2001 - Royal Caribbean Cruises, Ltd ("RCL") today reaffirmed its commitment to the merger it has signed with P&O Princess Cruises plc that was announced on November 20, 2001.

Richard Fain, Chairman and Chief Executive Officer of Royal Caribbean said, "Royal Caribbean supports P&O Princess' decision to postpone their EGM, in order to give its shareholders time to fully consider their alternatives. I am convinced that the merger we have agreed with P&O Princess will provide both sets of shareholders the greatest long-term value going forward, and that P&O Princess shareholders will recognize that the transaction with Royal Caribbean is superior in all respects to the takeover proposal from Carnival."

                                      -end-


INQUIRIES

Royal Caribbean
305-379-2601
Lynn Martenstein
Erin Williams

Brunswick (London)
+44(0) 20 7404 5959
John Sunnucks
Sophie Fitton

Brunswick (US)
+1 212 333 3810
Steve Lipin
Lauren Teggelaar

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ROYAL CARIBBEAN CRUISES LTD.
                                            ----------------------------
                                            (Registrant)



Date:  January 3, 2002                      By: /s/ BONNIE S. BIUMI
                                                ------------------------
                                            Bonnie S. Biumi
                                            Vice President and Treasurer